Exhibit 99.1

Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL announces annual results 2022 – increase in revenues to USD 59.0m by 27%1 and take-off on all strategic fronts

Tel Aviv / Zurich / New York, 11 May 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today its results for 2022.

2022 is marked by continued progress and achievements in all aspects of SHL’s operations. The company strengthened its infrastructure and capabilities in Germany with the recent start of commercial activity in the field of Doctors’ Virtual Visits. In the US the SmartHeart® ECG platform is being used and distributed by Tier 1 strategic customers, such as CVS Health, Henry Schein and others. The Israeli operations continue to be very solid and profitable. During the period, the Company strengthened its leadership, nominating Ehud Barak (former Prime Minister of Israel) as Co-Chairman and leading partner of the Company for global growth, as well as other important appointments of a General Manager to SHL’s US operation and more recently a Co-Managing Director to the German operation.

2022 financial highlights

•	Total revenues in 2022 increased by 27%, to USD 59.0m, compared to USD 46.4m in 2021 in constant currency[1].

•	In Israel, revenues increased to USD 45.1m, up about 51% compared to USD 30.0m in 2021, in constant currency[1], following full year consolidation of Mediton Group numbers for the period.

•	In Germany, revenues were USD 13.4m, a decrease of about 16% compared to USD 16.0m in 2021 in constant currency[1].

•	Adjusted EBITDA[2] for the period was USD 4.1m, down 35% compared to USD 6.4m in 2021 in constant currency[1], mainly related to related to investments in SHL’s platforms and capabilities in the US and Germany.

•	Net profit for the period was USD 0.2m3, compared to a net loss of USD 13.3m in 2021 in constant currency[1].

1 Constant currency – to enable meaningful comparison between 2022 and 2021 results, 2021 results are also presented at 2022 constant currency exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

2 Please see the Adjusted EBITDA and Adjusted EBIT Table below, and Reconciliation Table of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures.

3 Mainly due to non-cash financial income of USD 6.5 million related to changes in the fair value of the options issued to investors in the capital increases in the in first half of 2021, which were exercised in the January and February of 2023.

•	R&D expenses (gross) amounted to USD 7.2m in 2022, compared to USD 4.0 m in 2021 in constant currency1.

•	Operating cash flow in 2022 was balanced, same as in 2021.

•	Cash reserves as of December 31, 2022 are USD 18.7m, with a long-term loan of USD 13.0m with regard to the Mediton Group acquisition. The decrease of USD 13.3m in cash compared to December 31, 2021, was mainly due to investments in the US and German operations and R&D, increase in inventories to address anticipated demand for the Company’s products, costs related to preparation for the Company’s Nasdaq® listing and negative exchange rates between the US dollar and New Israeli Shekel.

•	SHL recorded total cash proceeds of about USD 20 million received in January and February 2023 from the exercise of options granted to investors in the capital raises from January and February of 2021.

•	Nasdaq® trading started beginning of April 2023.

Developments in SHL’s markets

In the second half of 2022 the Company won a pan-European tender by BARMER for a large seven-year contract for Doctors’ Virtual Visit and Telehealth services. BARMER, one of the three largest health insurers in Germany serving about 8.7 million insured, recently started the marketing activities of this services, making it available and accessible to all its insureds across Germany. In the latter part of 2022, AOK PLUS, another large health insurer in Germany serving about 3.5 million insureds, also chose SHL’s German operation to provide Doctors’ Virtual Visits services to its insureds in Germany.

Earlier in the period, the Company entered an agreement with the German Society of Cardiologists in Private Practice – BNK (Bundesverband Niedergelassener Kardiologen e.V.), according to which all Cardiologists’ members of BNK will have access to SHL’s monitoring platform and services for their chronic heart failure patients.

SHL expects growth in Germany mainly from the new field of activity - the Doctors’ Virtual Visits – in which it is already working with BARMER and AOK PLUS which together brings SHL to over 12.5 million insureds in Germany who now can use this service.

The company recently appointed Bernd Altpeter, a highly experienced executive in the German healthcare and telemedicine market, as Co-Managing Director of its German operation.

In the US, the company signed additional strategic agreements, including with CVS Health Clinical Trial Services, Henry Schein and others, that are using or distributing the SHL SmartHeart® ECG platform. Investments in the adaptation of the SmartHeart® ECG platform to the working environment and interfaces of these strategic customers resulted in a negative contribution of about USD 3.0 million during the period. The company has in place an infrastructure of a network of cardiologists across the US, that is available to perform a remote review and interpretation of SmartHeart® ECG from anywhere.

The company is prepared for the anticipated demand resulting from the company’s agreements with strategic customers in the US, as well as from potential direct to consumer sales in the US that will commence subject to receipt of the FDA OTC clearance, with inventory of $5.6m million dollars of SmartHeart® devices and components at the end of the period.

In Israel, the company’s B2C private-pay subscription activity is stable with moderate growth (similar to the rate of growth in the population), and 2022 is the first period in which we have a full year of the B2B activity from the Mediton Group, the long standing and valued medical services company, which contributed most of the increase in revenues and EBITDA2 to the company’s Israeli activity.

Yariv Alroy, Co-Chairman of SHL, said: “The challenging macro environment continues to apply to the healthcare industry and we believe represents a catalyst for growth in the need and demand for telemedicine technology and services. We see a demand for our telemedicine solutions that enable better access and outcomes of care while lowering the costs to our customers. The company has a solid and profitable base in Israel, with a strong infrastructure in Germany that is expected to translate into further revenues in the coming year, and strategic collaborations in the US with Tier 1 customers, such as CVS, Henry Schein, Mayo Clinic and others. The Company has a strong balance sheet, and we remain committed to a balanced approach to our growth.”

Erez Nachtomy, CEO of SHL, said: “We are very pleased by our accomplishments during 2022. The investments we made in our German platform and capabilities enabled us to successfully deal with the entry of large international competitors into that market, validating our short-term strategy to maintain our leading position in Germany. In the US, the fact that Tier 1 customers are taking significant steps to use our Smartheart® ECG Platform is proof of the SmartHeart® platform capabilities and the potential for growth. Our Israeli business continues to be strong, and we intend to leverage our position and strong brand in Israel to grow it, through organic or inorganic growth.”

Key figures (as reported):

in USD million (except per share amounts)	FY2022	FY2021	% change
Revenues for the period	59.0	49.6	19
Revenues			n.a.
Revenues
• Germany	13.4	17.9	(25)
• Israel	45.1	31.2	45
• Rest of the World	0.5	0.5	-
EBIT / (LBIT)	(5.2)	(0.5)	n.a.
EBITDA*	2.0	5.0	(60)
Net profit (loss)	0.2	(13.9)	n.a.
EPS (Basic loss)	(0.01)	(1.00)	n.a.
Operating cash flow	(0.1)	0.2	n.a.

* EBITDA: operating profit excluding depreciation and amortization expenses of USD 7.1m, and USD 5.5m in the comparable period

Adjusted key figures (in constant currency1):

In the table below, 2021 results have been presented at 2022 constant currency exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

in USD million	FY2022	FY2021	% change
Revenues	59.0	46.4	27
Revenues
• Germany	13.4	16.0	(16)
• Israel	45.1	30.0	51
• Rest of the World	0.5	0.4	0
Adjusted EBIT**	(3.0)	1.4	n.a.
Adjusted EBITDA ***	4.1	6.4	(35)

**Adjusted EBIT: Please see the Adjusted EBITDA and Adjusted EBIT Table below.

***Adjusted EBITDA: Please see the Adjusted EBITDA and Adjusted EBIT Table below.

Adjusted EBITDA and Adjusted EBIT Tables (2021 results are presented in 2022 constant currency exchange rates1)

Adjusted EBITDA and Adjusted EBIT (2021 results are presented in 2022 constant currency exchange rates1)

EBITDA (as reported):
in USD Thousand	FY2022	FY2021
Operating Profit (loss)	$(5,166)	$(344)
Plus:
Depreciation, amortization &
Impairments	7,134	4,947
EBITDA	$1,968	$4,603

	FY2022	FY2021
Operating Profit (loss) – EBIT	$(5,166)	$(344)
Plus:
Cost of share-based payments	1,757	1,256
Non-Recurring expenses	416	493
Adjusted EBIT	$(2,993)	$1,405

	FY2022	FY2021
EBITDA	$1,968	$4,603
Plus:
Share based payments	1,757	1,256
Non- recurring expenses	416	493
Adjusted EBITDA	$4,141	$6,352

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (2021 results are presented also in 2022 constant currency exchange rates1)

	2022	2021	2021(CC)
Net profit (loss)	215	(13,924)	(13,286)
Financial expenses (income), net	(6,478)	12,972	12,469
Tax expenses	1,097	455	473
Depreciation and amortization expense (including impairment)	7,134	5,501	4,947

EBITDA	1,968	5,004	4,603

Share-based compensation	1,757	1,306	1,256
Non- recurring expenses	416	548	493

Adjusted EBITDA	4,141	6,858	6,352

The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

The Annual Report 2022 is available on: www.shl-telemedicine.com/reports

Conference Call at 4 pm CET

The Company will host a conference call for investors, journalists and analysts to discuss the annual results 2022 today at 4 pm CET. The conference call is hosted by Yariv Alroy, Co-Chairman, Erez Nachtomy, CEO, and Amir Hai, CFO and is held in English.

Time: 4 pm CET, 9 am ET (USA), 5 pm Israel time

Dial-in numbers:

From Europe: +41 (0)58 310 50 00

From UK: +44 (0) 207 107 06 13

From USA: +1 (1) 631 570 56 13

From Israel: Toll free: 1 80 921 44 27 / Local: +972 3763 1173

The conference call is scheduled to last approximately 45 minutes. The presentation is available on: www.shl-telemedicine.com/reports

Financial calendar

22 June 2023, Special General Meeting, Tel Aviv, Israel

21 September 2023, Half-year 2023 Results

7 December 2023, Annual General Meeting. Tel Aviv, Israel

For further information please contact:

Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

This notification contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods and the Company’s expectations as to the timing of filing its Annual Report on Form 20-F for the year ended December 31, 2022. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to complete the preparation of its year-end financial statements and preparation and filing of its Annual Report on Form 20-F within the fifteen-day period provided in the SEC’s rules; the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.